United States securities and exchange commission logo





                              October 14, 2020

       Chuck Pettid
       President and Director
       Fig Publishing, Inc.
       335 Madison Avenue, Floor 16
       New York, NY 10017

                                                        Re: Fig Publishing,
Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed September 30,
2020
                                                            File No. 024-11304

       Dear Mr. Pettid:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2020 letter.

       Amendment No.1 to Offering Statement on Form 1-A

       Summary
       Current Developer - Digital Eclipse, page 3

   1. Please clarify the disclosure you provided in response to prior comment 1. In this regard, it appears you may be
asserting that Digital Eclipse can save money by using Fig Funds to fund game development
because it can choose not to seek intellectual property protection for the games it
develops. However, it appears that Digital Eclipse will continue to obtain intellectual property
licenses to the older games it will be redeveloping as it has done in the past. In addition,
it is not clear if Digital Eclipse will be able to obtain intellectual property rights for the
redeveloped games. Please revise your disclosure to clarify
 Chuck Pettid
Fig Publishing, Inc.
October 14, 2020
Page 2
         the basis for your assertion that funding games with Fig will ensure Digital Eclipse will retain a greater percentage of profits.
Notes to Semiannual Consolidated Financial Statements
Note 11     Subsequent Events, page F-17

2. Please revise to update the subsequent events disclosures pursuant to ASC 855-10-50-1 and 50-2. Tell us what consideration you gave to disclosing this Regulation A offering of
         FGS     DE shares. You should address the expected balance sheet
classification of such
         shares considering that any proceeds from the offering that are not deployed to the
         Developer for Licensed Games will be returned. In this regard, refer to ASC 480-10-S99-
         3A.
Exhibits

3. With regard to the Digital Eclipse presentation you filed as Exhibit 13.1, please confirm
         your understanding that    testing the waters    materials may be used
before qualification of
         the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. In this regard, we note that your testing the waters materials do not include the information required by Securities Act Rule 255(b)(4). Furthermore, we note the slide in the presentation indicating that Digital Eclipse will receive 75% of revenue with its own funding. However, this does not appear to take into account Fig's service fee or
         Fig's revenue share of the games funded by Fig. Lastly, we note the slide setting forth five year revenue projections. Please state the basis for these statements given that Fig funds will be provided on a game by game basis and not all at once and it will take time to identify games, obtain intellectual property licenses and develop the games. Include your assumptions and the risks relating to your assumptions.
General
FirstName LastNameChuck Pettid
Comapany
4.         NameFig
       Please file the Publishing, Inc. with Prime Trust, LLC as an exhibit. Refer to Item 17 of escrow agreement
OctoberForm  1-A. Page 2
        14, 2020
FirstName LastName
 Chuck Pettid
FirstName  LastNameChuck    Pettid
Fig Publishing, Inc.
Comapany
October 14,NameFig
            2020     Publishing, Inc.
October
Page 3 14, 2020 Page 3
FirstName LastName
       You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or
Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology